                          Filed by DTE Energy Company
                    Subject Company - MCN Energy Group Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                          Commission File No. 001-10070

MERGERUPDATE                                                   [DTE ENERGY LOGO]

A JOINT PUBLICATION FOR DTE ENERGY AND MCN ENERGY GROUP EMPLOYEES

                                                         [MCN ENERGY GROUP LOGO]

Issue 53                                                          March 23, 2001
================================================================================



DTE ENERGY/MCN ENERGY to Receive
FTC Clearance for Pending Merger

Yesterday, DTE Energy and MCN Energy were informed that the Federal Trade Commission (FTC) will announce shortly clearance for their proposed merger announced in October 1999. The action, which is available for public comment for a 30-day period, provides FTC authorization for the companies to close their transaction, and places the companies yet another step closer to completing their merger and creating a new combined energy company under the DTE Energy name.

The proposed merger still awaits Securities and Exchange Commission (SEC) approval and approval by MCN shareholders of the recently amended merger agreement. The special meeting of MCN shareholders is expected to take place in the second quarter.

"While this transaction has taken longer than originally anticipated, this FTC action is a major step forward in this process and toward creating one of the region's premier energy companies," said Tony Earley, DTE Energy chairman and chief executive officer. "We have spent more than a year developing and reviewing the synergies and processes that will establish this new entity as a solid player in the increasingly competitive energy market."

"The FTC's action comes as welcome recognition of the efforts of the team of employees who worked so diligently to craft a first-of-its-kind solution to the FTC's concerns," said Al Glancy,

                                                             continued on page 4

TONY EARLEY SHARES
          ACCOUNTABILITY
                 STATEMENT

[TONY EARLEY PHOTO]

As merger-related programs and processes are implemented, an important priority for me is to provide direction for employees of both DTE Energy and MCN Energy that support our core values of respect and integrity.

As part of that commitment, I want to share with you the Accountability Statement that I sent to DTE Energy and MCN Energy management personnel last week. It is included in this edition of MergerUpdate. The statement outlines a code of conduct that I am directing all leaders to follow as both companies merge into the new DTE Energy.

Although the code was developed specifically for management, it is my hope and request that all employees will follow the principles that are described in the Accountability Statement as a basis for interpersonal relationships throughout the merger transition process, and beyond.

ACCOUNTABILITY STATEMENT

BACKGROUND

As the merger proceeds and the various transition programs and processes are implemented, it is expected that members of DTE Energy and MCN Energy management conduct themselves in accordance with the company's core values and the principles outlined in this Accountability Statement.

These principles support DTE Energy's policies EM1 (Standards of Conduct) and EM11 (Diversity) and MCN Energy's Code of Conduct.

This Accountability Statement covers the Voluntary Resignation Offer (VRO) and Early Retirement Option (ERO) programs as well as the Position Mapping and Selection and Staffing processes.


                                                             continued on page 2

                                  MERGERUPDATE

                                    ISSUE 53

2 MERGERUPDATE
================================================================================
TONY EARLEY SHARES ACCOUNTABILITY STATEMENT continued from front page

CODE OF CONDUCT

During the implementation of the merger transition programs and processes, it is UNACCEPTABLE for DTE Energy and MCN Energy management personnel to:

- Encourage or discourage an employee from taking a VRO or ERO either verbally, in writing, by conduct or otherwise.

- Misuse Position Mapping and/or Selection and Staffing processes to adversely affect or eliminate an employee from consideration because of personal prejudices based on, but not limited to an employee's, race, sex, national origin, age, religion, sexual orientation, disability, veteran status or otherwise.

- Misuse the programs and/or processes for the purposes of improperly benefiting one employee over another.

- Improperly share information concerning an employee and his/her position mapping, selection or VRO/ERO status.

STANDARDS

In implementing the merger transition programs and processes, members of DTE Energy and MCN Energy management MUST:

- Follow all of the prescribed procedural steps.

- Communicate all pertinent and approved information.

- Help employees to get answers to their questions so that they can make informed decisions. The DTE Energy News and Information Line (1.800.845.0352) and/or the Merger Information Intranet site (on both Quest and McWeb) are useful tools.

VIOLATION REPORTING PROCEDURE

Employees and management can and should report violations of this Accountability Statement to DTE Energy's Office of the Assistant to the Chairman -- Employee Issues for investigation and resolution. This Office can be reached by calling
313.235.8827. DTE Energy employees can also fill out an on-line reporting form (http://quest.deco.com/oac/inquiry_form.html).

DISCIPLINE

DTE Energy and MCN Energy management personnel who do not comply with this Accountability Statement will be subject to disciplinary action, up to and including discharge as detailed in DTE Energy's EM4 (Positive Discipline) and MCN's Code of Conduct.

DTE ENERGY POLICIES

EM1 (Standards of Conduct), EM11 (Diversity) and EM4 (Positive Discipline) are linked to the Accountability Statement on the Merger Information Intranet Sites (Quest and McWeb).

                              --------------------------------------------------
QUESTIONS AND ANSWERS

BENEFITS

By now, most non-represented DTE Energy and MCN Energy employees should have received the Benefits Bulletin elaborating on the information communicated over the last few weeks. Details about time-off policies such as vacation schedules and absence pay, work-life programs under review and future pension 401(k) changes will be communicated to employees as decisions are finalized.

Q. IF I RETIRE IN 2001, WILL MY HEALTH CARE COST SHARING AND OTHER BENEFITS BE FROZEN AT THIS YEAR'S LEVELS?

A. As stated in MergerUpdate Issue 44, retiree health care cost sharing and other benefits are subject to change from year to year. ERO recipients should review their packages closely for benefits that relate specifically to that group.

Q. IF I RETIRE ON OR AFTER JAN. 1, 2002, WILL MY COST SHARING CONTINUE TO INCREASE A MINIMUM OF 1 PERCENT A YEAR UP TO 10 PERCENT BY 2010?

A. Yes. Employees who retire in 2002 and beyond will be subject to annual increases of at least 1 percent per year. Based on a starting point of 3 percent in 2002, and a minimum of 1 percent a year, you would pay at least 4 percent in retiree cost sharing in 2003, at least 5 percent in 2004, at least 6 percent in 2005, etc.

Q. IF 1 PERCENT A YEAR IS THE MINIMUM COST SHARING INCREASE, WHAT IS THE MAXIMUM? CAN YOU ESTIMATE 2005 COSTS?

A. There is no maximum, and we can't estimate health care costs for 2005.

Q. EXACTLY HOW DOES THE 1 PERCENT PER YEAR GET COMPUTED - ON THE OVERALL COST OF BENEFITS TO THE COMPANY?

A. No, the 1 percent will be based on the total cost of health care based on the coverage category an employee selects. Employees may choose from among four categories: Employee, Employee and Spouse, Employee and Dependent(s), and Full Family. The total cost of health care is the rate provided to DTE Energy and MCN Energy by the HMOs and medical and prescription drug claims and administrative expenses for self-insured plans.

Q. I HEARD THAT TRENDS INDICATE THAT HEALTH CARE COSTS ARE EXPECTED TO RISE 13 TO 15 PERCENT IN 2001. WHAT IS THE SOURCE OF THIS INFORMATION?

A. Information about health care trends comes from Hewitt Associates, a global

                                                                  MERGERUPDATE 3
================================================================================

human resources consulting firm working closely with us in the design of our new benefits plans. Hewitt's sources include surveys of insurance companies and employers, as well as industry and government publications.

Q. BENCHMARKING DATA COMPARING DETROIT EDISON AGAINST 21 OTHER COMPANIES LISTED THE COMPANY AS SECOND. PLEASE PROVIDE THE BACKGROUND DATA TO SUPPORT DETROIT EDISON BEING SECOND ON THAT LIST.

A. Several employees have asked for more clarity on the comparison data. The data reported in the Benefits Bulletins and update come from a Hewitt Benefit Index study. Hewitt developed the Benefit Index tool in 1973. Since that time, more than 80 percent of Fortune 100 companies have participated in a Hewitt index study. The tool employs a quantitative, objective methodology for analyzing and benchmarking benefit programs against a selected group of companies on an "apples to apples" basis. The Hewitt data has proven to be a useful tool for tracking trends and impacts of past benefits plan changes.

Q. THE BENCHMARKING RESULTS SHOW THAT DETROIT EDISON RANKED SECOND ON THE LIST IN TERMS OF EMPLOYER PAID VALUE. HAS THAT RANKING CHANGED?

A. No. Detroit Edison ranked second in employer paid value before and after the most recent benefits changes.

Q. IS THERE A BENEFITS TARGET FOR THE MARKETPLACE?

A. Our goal is to align our benefits with comparable companies in the industry and local labor market, and remain in the top 25 percent in terms of employer paid value.

Q. WILL MCN ENERGY EMPLOYEES WHO RETIRE WITH EROS HAVE TO PAY ADDITIONAL COSTS FOR DEPENDENTS?

A. MCN employees who retire in 2001, with or without EROs, would be subject to the current cost sharing level, which is half of what active employees pay. Since active employees pay 6 percent, ERO recipients from MCN Energy will pay 3 percent for cost sharing based on what coverage category they select.

Q. IF HEALTH CARE COSTS GO DOWN, WILL RETIREE AND EMPLOYEE COST SHARING PERCENTAGES ALSO DECREASE?

A. If the new DTE Energy's health care costs decrease, the company would review the impact on employee and retiree cost sharing percentages. But remember that cost sharing is based on the company's total cost for health care. If that total cost declines, the savings automatically would be passed on to employees because they would pay a percentage of a smaller amount.

Q. WHY WILL EMPLOYEES HIRED ON OR AFTER JAN. 1, 2002, HAVE TO PAY 50 PERCENT IN RETIREE HEALTH CARE COST SHARING?

A. The higher percentage of retiree cost sharing for employees hired on or after Jan. 1, 2002, is one of the many changes being introduced to control costs and to align the new company's benefits plans with trends in the marketplace. The 50-percent level is consistent with the market.

Q. WHY ARE HEALTH CARE COSTS INCREASING SO DRAMATICALLY?

A. According to Hewitt, the primary drivers of increases for 2001 include rising prescription drug costs and the escalating costs of providing services.

Q. WHY CAN'T DETROIT EDISON BE MORE PROACTIVE IN REDUCING HEALTH CARE COSTS?

A. In recent years, Detroit Edison has taken several steps to reduce health care costs. The company has negotiated lower costs with vendors, offered wellness educational programs for employees, changed its benefits plans to offer more choices, partnered with union Locals 17 and 223 to contain costs and worked on community coalitions such as Greater Detroit Area Health Council and the Economic Alliance of Michigan. MCN has taken similar steps to reduce costs over the years.

Q. DOES BEING UNDER 55 IMPACT LIFE INSURANCE ELIGIBILITY FOR ERO ACCEPTORS?

A. There are no age and service requirements. All ERO participants will be eligible for retiree life insurance.

Q. WHY WERE FIRST-LINE SUPERVISORS ASKED TO COMMUNICATE BENEFITS CHANGES TO EMPLOYEES?

A. Leaders at all levels are responsible for supporting the company's initiatives and changes, and helping employees understand the business case for change. As such, leaders will be held accountable for understanding and supporting benefits and other changes. What's more, face-to-face communication with employees - especially on sensitive issues - is a critical skill leaders must have to be credible and effective. Training vehicles such as last year's "Building Leadership Capacity" series and the "Navigating the Waters of Change" workshops are designed to help leaders help themselves and their employees understand and manage change. Change management professionals known as transition facilitators are providing additional support to leaders at all levels. Leaders who need this support should contact Al Cooke at (313) 235-8260.

Q. WILL OUR TAX-SAVER (REIMBURSEMENT) ACCOUNTS STILL EXIST?

A. Yes. In fact, in 2001 the maximum amount for Health Care Reimbursement Accounts increased from $3,000 to $5,000 per year. Dependent Care Reimbursement accounts remain at $5,000.

4 MERGERUPDATE
================================================================================

THE BIG PICTURE

Some employees may believe that the revised merger agreement extending the opt-out date to Dec. 31, 2001 will slow down progress. In fact, the impact of the revised agreement is just the opposite. With Federal Trade Commission (FTC) clearance received, DTE Energy and MCN Energy are moving full-speed ahead to implement transition initiatives communicated to employees in recent months.

Employees should expect to receive a substantial amount of information over the next few months. The "Transition Milestones" calendar sets a timeframe for key human resources activities. The "Transaction Milestones" check-off box lists the steps necessary to close the merger. We will update the calendar with more specific dates as they become available, and check-off the transaction milestones completed.

TRANSITION MILESTONES

APRIL

-    Position Mapping results shared with employees (4/2 - 4/6)

-    Position Mapping appeal review process (4/2 - 4/20)

-    Early Retirement Option (ERO) packages distributed (4/16 - 4/27)

-    ERO decision window (4/30 - 6/15)

- Highlights of the evolving compensation plan and 2001 Incentive Plan introduced to employees (late April)

MAY

-    Compensation details shared

- Voluntary Resignation Offer (VRO) recipients from Detroit Edison's Energy Delivery leave (5/11)

-    VRO recipients from Detroit Edison's Transmission leave (5/11 - 12/28)

JUNE

-    Severance plan details shared

- Benefits updates (time-off, absence pay, education assistance, recreation leagues and clubs)

-    DTE Energy Way manuals distributed

-    Training for Selection and Staffing Process begins

-    DTE Energy business strategy update meetings

THIRD QUARTER

-    ERO recipients leave (7/31)

-    Selection and Staffing process continues

-    Pension/401(k) direction and details shared

TRANSACTION MILESTONES

Some of these steps will be taken simultaneously.

[X] FTC Clearance

[X] S-4 (proxy statement/prospect) filing with the SEC

[ ] SEC disclosure filings

[ ] Amended PUHCA U-1 Filing

[ ] Proxy statement/prospectus mailed to MCN shareholders

[ ] Special MCN Shareholder Meeting

[ ] Shareholder Notice - 5 days before closing

[ ] Close - Legal Day One

You can ask questions via the telephone hotlines by calling the DTE Energy News and Information Line (235.NEWS or 1.800.845.0352), or by sending your questions to Sandy Ennis, 616 S.B., email: enniss@dteenergy.com, or Mary Zatina, G.B. 11 at MCN. You can also ask questions by going to Quest and using the Merger Information button (the DTE Intranet at http://quest.deco.com/merger).

FTC Clearance continued from front page

chairman and chief executive officer, MCN Energy. "For those who might believe otherwise, however, the FTC clearance was fully expected and did not factor into our decision to renegotiate the terms of our merger agreement. Uncertainty over the length of the SEC's review under the Public Utility Holding Company Act was the key factor in our board's decision to renegotiate."

With receipt of the FTC clearance, the companies now are in a position to step up integration efforts and take actions to realize merger synergies as soon as possible. While both companies hesitate to speculate on the timetable related to the remaining approval process, they have indicated that they would hope the merger could be completed this summer.

"We are confident that the strategic benefits encompassed by the merger and the increased value afforded both companies' shareholders are now well within reach," said Earley.

Readers of MergerUpdate are advised that DTE Energy has filed with the SEC a post-effective amendment to its registration statement filed on Form S-4. The post-effective amendment contains a proxy statement/prospectus, and other documents related to the proposed merger between DTE Energy and MCN Energy. Investors and security holders are urged to read the post-effective amendment containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders are able to receive the post-effective amendment containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, and will be able to receive the final proxy statement/prospectus and other documents free of charge at the SEC's website, listed above, from DTE Energy Investor Relations at 2000 2nd Avenue, Detroit, Michigan 48226-1279 or from MCN Investor Relations at 500 Griswold Street Detroit, Michigan 48226. Information concerning the identity of the participants in the solicitation of proxies by the MCN board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of MCN at the address listed above. This issue of MergerUpdate will be filed with the SEC on March 23, 2001.

This issue contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the company's current estimates. Actual results may differ materially.